September 16, 2024

Bruno Bonifacio
Chief Executive Officer
BRB Foods Inc.
Rua Doutor Eduardo de Souza Aranha
387     Conjunto 151
Sao Paulo, SP 04543-121

       Re: BRB Foods Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           File No. 333-276557
           Filed on August 30, 2024
Dear Bruno Bonifacio:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 13, 2024 letter.

From S-1/A filed August 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
43

1. We note from your income statement for the three months ended June 30, 2024, the company did not recognize any revenues or costs of products sold. In this regard, please explain to us why it appears the company has ceased revenue generating activities during the most recent quarter ended June 30, 2024 and revise your MD&A disclosures to include discussion of any material changes in your financial condition and results of operations that have resulted from the ceasing these activities. The objective of the discussion and analysis is to provide material information relevant to an assessment of the financial condition and results of operations of your company and should focus specifically on material events and uncertainties known to management that are
 September 16, 2024
Page 2

       reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This includes descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations. Refer to the disclosure requirements of
Item 303 of
       Regulation S-K.
BRB Foods Inc. Notes to Consolidated Financial Statements
Note 16 -- Convertible Note, page F-22

2. Your disclosure under Note 16 indicates there is a 2023A, 2023B and 2024C Convertible
       Note. Elsewhere in your filing, you indicate there is a 2023A, 2023B, 2023C and 2024
       Convertible Note. Please revise this inconsistency.
Exhibits
Exhibit 5.1, page II-3

3. We note that the legal opinion opines as to 2,500,000 shares of common stock of the
       Company. We further note that your registration statement indicates you are offering
       2,600,000 shares of common stock, as well as an additional 390,000 shares of common
       stock, subject to the underwriters    option to purchase additional
shares. Please have
       counsel revise the legal opinion to opine as to the full number of shares being registered or advise.
4. We note that counsel has opined that the shares being offering by the selling shareholders will be duly and validly issued and authorized, fully paid and non-assessable. Please have counsel revise to state that the resale shares are duly and validly issued and authorized, fully paid and non-assessable. Refer to Section II.B.2.h. of Staff Legal Bulletin No. 19.
Exhibit 23.1, page 1

5. Please revise your Consent of Independent Registered Public Accounting Firm exhibit, in your next amendment, to include the name of the public accounting firm. Please contact Charles Eastman at 202-551-3794 or Jean Yu at
202-551-3305 if you have
questions regarding comments on the financial statements and related matters. Please contact
Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Mitchell Lampert